Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



John Steen
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Enviro Water Minerals Company, Inc.
File Number: 801743669

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 03/01/2013

Effective: 03/01/2013



John Steen
Secretary of State

Phone: (512) 463-5555
Prepared by: Lisa Sartin

Come visit us on the internet at http://www.sos.state.tx.us/
Fax: (512) 463-5709
TID: 10306

Dial: 7-1-1 for Relay Services
Document: 468997080001





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John Steen
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Enviro Water Minerals Company, LLC
File Number: 801622876

Converting it to

Enviro Water Minerals Company, Inc.
File Number: 801743669

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 03/01/2013

Effective: 03/01/2013

John Steen
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555
Prepared by: Lisa Sartin

Fax: (512) 463-5709
TID: 10340

Dial: 7-1-1 for Relay Services
Document: 468772590002

CERTIFICATE OF CONVERSION OF A DOMESTIC ENTITY
OF
ENVIRO WATER MINERALS COMPANY, LLC

Pursuant to the provisions of Section 10.101 of the Texas Business Organizations Code, the undersigned limited liability company adopts the following Certificate of Conversion for the purpose of converting from a Texas limited liability company into a Texas corporation.

1.   The name of the converting entity, a Texas limited liability company, is Enviro Water Minerals Company, LLC.

2.   The charter number of the converting entity is 801622876.

3.   The date of formation of the Converting Entity is July, 9, 2012.

4.   The name of the converted entity is Enviro Water Minerals Company, Inc..

5.   A Plan of Conversion has been approved by unanimous vote of the Members and the sole Manager of the converting entity. The Plan of Conversion has been approved by the laws of the jurisdiction of formation and the governing documents of the converting entity

6.   The Plan of Conversion will be on file at the principle place of business of the converted entity, i.e. Enviro Water Mineral Company, Inc and is available for inspection at the principal place of business of the converting entity and will be available for inspection at the principal place of the converted entity following the conversion.

7.   The addresses of the converting entity is:

> 9950 Cypresswood Drive, Suite #330
> Houston, Texas 77070

8.   The addresses of the converted entity is:

> 9950 Cypresswood Drive, Suite #330
> Houston, Texas 77070

9.   A copy of the Plan of Conversion will be made available to any member of the converted entity upon written request to the officials of the converted entity following the conversion.

10.   The converted entity is a Texas for profit corporation. A copy of the Certificate of Formation for the converted entity is attached hereto as Exhibit A.

11.   This document will become effective when filed with the Texas Secretary of State.

12.   In lieu of filing a tax certificate, Enviro Water Minerals Company Inc., as the converted entity will be responsible for the filing of any franchise taxes.

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The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

Dated this 26 day of February , 2013.

Enviro Water Minerals Company, LLC

By: _____

Name: _____Hubble Hausman_____

Title:_____CEO_____

CERTIFICATE OF FORMATION
OF
ENVIRO WATER MINERALS COMPANY, INC.

I, the undersigned, a natural person of the age of eighteen years or more acting as the incorporator of a for profit corporation (hereinafter called the "Corporation") under the Texas Business Organization Code, do hereby adopt this Certificate of Formation for the Corporation:

ARTICLE ONE

The entity being formed is a for profit corporation and the name of the corporation is Enviro Waters Minerals Company, Inc.

The entity is being formed due to a conversion of Enviro Water Minerals Company, LLC, a Texas limited liability company into a Texas for profit corporation.

The converting entity is Enviro Water Minerals Company, LLC, a Texas limited liability company and was formed under the laws of the State of Texas.

The date of formation of the Converting Entity is July 9, 2012.

The Texas Secretary of State Charter Number for the Converting Entity is 801622876.

ARTICLE TWO

The period of duration of the Corporation is perpetual.

ARTICLE THREE

The purpose for which the Corporation is organized is to engage in the transaction of any and all lawful businesses for which corporations may be incorporated under the Texas Business Organization Code.

ARTICLE FOUR

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is twenty one million (21,000,000), of which (a) twenty million (20,000,000) shares shall be designated as Common Stock, par value $.0001 per share, and (b) one million (1,000,000) shares shall be designated as Preferred Stock, par value $.0001 per share.

The following is a statement of the designations, preferences, limitations, and relative rights, including voting rights, in respect of the classes of stock of the Corporation and of the authority with respect thereto expressly vested in the Board of Directors of the Corporation:

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COMMON STOCK

(1)   Each share of Common Stock of the Corporation shall have identical rights and privileges in every respect. The holders of shares of Common Stock shall be entitled to vote upon all matters submitted to a vote of the shareholders of the Corporation and shall be entitled to one vote for each share of Common Stock held.

(2)   Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor.

(3)   In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this Paragraph (3), shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation.

PREFERRED STOCK

(4)   Shares of the Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated and expressed herein or in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation. Each such series of Preferred Stock shall be designated so as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is hereby expressly authorized, subject to the limitations provided by law, to establish and designate series of the Preferred Stock, to fix the number of shares constituting each series, and to fix the designations and the preferences, limitations, and relative rights, including voting rights, of the shares of each series and the variations of the relative rights and preferences as between series, and to increase and to decrease the number of shares constituting each series, provided that the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued. The relative powers, rights, preferences, and limitations may vary between and among series of Preferred Stock in any and all respects so long as all shares of the same series are identical in all respects, except that shares of any such series issued at different times may have different dates from which dividends thereon cumulate. The authority of the Board of Directors of

the Corporation with respect to each series shall include, but shall not be limited to, the authority to determine the following:

    (a)   The designation of such series;

    (b)   The number of shares initially constituting such series;

    (c)   The rate or rates and the times at which dividends on the shares of such series shall be paid, the periods in respect of which dividends are payable, the conditions upon such dividends, the relationship and preferences, if any, of such dividends to dividends payable on any other class or series of shares, whether or not such dividends shall be cumulative, partially cumulative, or noncumulative, if such dividends shall be cumulative or partially cumulative, the date or dates from and after which, and the amounts in which, they shall accumulate, whether such dividends shall be share dividends, cash or other dividends, or any combination thereof and if such dividends shall include share dividends, whether such share dividends shall be payable in shares of the same or any other class or series of shares of the Corporation (whether now or hereafter authorized), or any combination thereof and the other terms and conditions, if any, applicable to dividends on shares of such series;

    (d)   Whether or not the shares of such series shall be redeemable or subject to repurchase at the option of the Corporation or the holder thereof or upon the happening of a specified event, if such shares shall be redeemable, the terms and conditions of such redemption, including but not limited to the date or dates upon or after which such shares shall be redeemable, the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates, and whether such amount shall be payable in cash, property, or rights, including securities of the Corporation or another corporation;

    (e)   The rights of the holders of shares of such series (which may vary depending upon the circumstances or nature of such liquidation, dissolution, or winding up) in the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation and the relationship or preference, if any, of such rights to rights of holders of stock of any other class or series. A liquidation, dissolution, or winding up of the Corporation, as such terms are used in this subparagraph (e), shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation;

    (f)   Whether or not the shares of such series shall have voting powers and, if such shares shall have such voting powers, the terms and conditions thereof, including, but not limited to, the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other classes or series of stock and the right to have

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more (or less) than one vote per share; provided, however, that the right to cumulate votes for the election of directors is expressly denied and prohibited;

(g) Whether or not a sinking fund shall be provided for the redemption of the shares of such series and, if such a sinking fund shall be provided, the terms and conditions thereof;

(h) Whether or not a purchase fund shall be provided for the shares of such series and, if such a purchase fund shall be provided, the terms and conditions thereof;

(i) Whether or not the shares of such series, at the option of either the Corporation or the holder or upon the happening of a specified event, shall be convertible into stock of any other class or series and, if such shares shall be so convertible, the terms and conditions of conversion, including, but not limited to, any provision for the adjustment of the conversion rate or the conversion price;

(j) Whether or not the shares of such series, at the option of either the Corporation or the holder or upon the happening of a specified event, shall be exchangeable for securities, indebtedness, or property of the Corporation and, if such shares shall be so exchangeable, the terms and conditions of exchange, including, but not limited to, any provision for the adjustment of the exchange rate or the exchange price; and

(k) Any other preferences, limitations, and relative rights as shall not be inconsistent with the provisions of this Article Four or the limitations provided by law.

(5) Except as otherwise required by law or in any resolution of the Board of Directors creating any series of Preferred Stock, the holders of shares of Preferred Stock and all series thereof who are entitled to vote shall vote together with the holders of shares of Common Stock, and not separately by class.

(6) The Board of Directors of the Corporation is hereby expressly empowered, subject to the limitations provided by law, to authorize the Corporation to pay share dividends on any class or series of capital stock of the Corporation (whether now or hereafter authorized) payable in shares of the same or any other class or series of capital stock of the Corporation (whether now or hereafter authorized) or any combination thereof.

ARTICLE FIVE

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, solely because the director or

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officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

     (a)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

     (b)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

     (c)   The contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

This provision shall not be construed to invalidate a contract or transaction which would be valid in the absence of this provision or to subject any director or officer to any liability that he would not be subject to in the absence of this provision.

ARTICLE SIX

The Corporation shall indemnify any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding (as hereinafter defined) because the person (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent that a corporation may grant indemnification to a director under the Texas Business Organization Code, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Six is in effect. Any repeal or amendment of this Article Six shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment of this Article Six. Such right shall include the right to be paid or reimbursed by the Corporation for expenses incurred in defending any

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such proceeding in advance of its final disposition to the maximum extent permitted under the Texas Business Organization Code, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Texas Business Organization Code, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, special legal counsel, or shareholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, special legal counsel, or shareholders) that such indemnification or advancement is not permissible, shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of shareholders or directors, agreement, or otherwise.

The Corporation may additionally indemnify any person covered by the grant of mandatory indemnification contained above to such further extent as is permitted by law and may indemnify any other person to the fullest extent permitted by law.

To the extent permitted by then applicable law, the grant of mandatory indemnification to any person pursuant to this Article Six shall extend to proceedings involving the negligence of such person.

As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

ARTICLE SEVEN

Any action of the Corporation which, under the provisions of the Texas Business Organization Code or any other applicable law, is required to be authorized or approved by the holders of any specified fraction which is in excess of one-half or any specified percentage which is in excess of fifty percent of the outstanding shares (or of any class or series thereof) of the Corporation shall, notwithstanding any law, be deemed effectively and properly authorized or approved if authorized or approved by the vote of the holders of more than fifty percent of the outstanding shares entitled to vote thereon (or, if the holders of any class or series of the

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Corporation's shares shall be entitled by the Texas Business Organization Code or any other applicable law to vote thereon separately as a class, by the vote of the holders of more than fifty percent of the outstanding shares of each such class or series). Without limiting the generality of the foregoing, the foregoing provisions of this Article Seven shall be applicable to any required shareholder authorization or approval of: (a) any amendment to this certificate of formation; (b) any plan of merger, share exchange, or reorganization involving the Corporation; (c) any sale, lease, exchange, or other disposition of all, or substantially all, the property and assets of the Corporation; and (d) any voluntary dissolution of the Corporation.

Directors of the Corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors of the Corporation at a meeting of shareholders at which a quorum is present.

Except as otherwise provided in this Article Seven or as otherwise required by the Texas Business Organization Code or other applicable law, with respect to any matter, the affirmative vote of the holders of a majority of the Corporation's shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders.

Nothing contained in this Article Seven is intended to require shareholder authorization or approval of any action of the Corporation whatsoever unless such approval is specifically required by the other provisions of this Certificate of Formation, the bylaws of the Corporation, or by the Texas Business Organization Code or other applicable law.

ARTICLE EIGHT

The post office address of the initial registered office of the Corporation is 9950 Cypresswood Drive, Suite #330, Houston, Texas 77070 and the name of its registered agent at such address is Hubble Hausman.

ARTICLE NINE

The number of directors constituting the initial Board of Directors is four (4) and the name and address of each person who is to serve as director until the first annual meeting of shareholders and until such director's successor is elected and qualified or, if earlier, until such director's death, resignation, or removal as director, are as follows:

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NAME	ADDRESS
Tommy Lott	1328 S Loop West, Suite 102 Houston, Texas 77054
Carey Hausman	9950 Cypresswood Drive, #330 Houston, Texas 77070
Hubble Hausman	9950 Cypresswood Drive, #330 Houston, Texas 77070
Lane Brostrom	9445 N. Fairway Cir. Bayside, Wisconsin 53217

ARTICLE TEN

To the fullest extent permitted by applicable law, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article Ten does not eliminate or limit the liability of a director of the Corporation to the extent the director is found liable for:

(i)   a breach of the director's duty of loyalty to the Corporation or its shareholders;

(ii)   an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

(iii)   a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

(iv)   an act or omission for which the liability of a director is expressly provided by an applicable statute.

Any repeal or amendment of this Article Ten by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Ten, a director shall not be liable to the Corporation or its shareholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Texas Business Organization Code.

ARTICLE ELEVEN

The name and address of the incorporator are as follows:

NAME   ADDRESS

Kyle Longhofer   109 North Post Oak Lane, Suite 300
                                   Houston, Texas 77024

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of February, 2013.

Kyle Longhofer

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PLAN OF CONVERSION

ENVIRO WATER MINERALS COMPANY, LLC

INTO

ENVIRO WATER MINERALS COMPANY, INC.

This Plan of Conversion (the "Plan") of **ENVIRO WATER MINERALS COMPANY, LLC**, a Texas limited liability company (hereinafter, the "Company" as the "Converting Entity") into **ENVIRO WATER MINERALS COMPANY, INC.**, a Texas corporation (hereinafter, the "Converted Entity"), is adopted and approved unanimously by the Members and sole Manager of the Company pursuant to Chapter 10, Subchapter C, Section 10.101 of the Texas Business Organizations Code (the "BOC").

<u>Plan of Conversion; BOC, Chapter 10</u>.

The terms of this Plan are as follow:

1.   The name of the Converting Entity is **Enviro Water Minerals Company, LLC.**

2.   The name of the Converted Entity is **Enviro Water Minerals Company, Inc.**

3.   The Converting Entity is continuing its existence in the organization form of the Converted Entity.

4.   The Converted Entity will be a corporation formed under the laws of the State of Texas.

5.   The manner and basis of converting the partnership units of the Converting Entity into membership units of the Converted Entity are as follows:

      (a) On the effectiveness of the conversion under this Plan, each of the outstanding units of the Converting Entity (the Company) will be converted into Shares of Common Stock $0.0001 Par Value per share of the Converted Entity. Each Shareholder in the Converting Entity shall surrender the units it owns in the Converting Entity to the Converted Entity and will receive, in return, Shares of Company Stock in the Converted Entity. Each member of the Converted Entity, as prescribed by Section 10.101(d) of the BOC, will thereafter own units in the Converted Entity which represent the same proportion of ownership in the Converted Entity as each partner's ownership in the Converted Entity prior to the conversion.

(b) On the effectiveness of the conversion under this Plan, the membership units of the Converting Entity which are delivered to the Converted Entity will be destroyed and will no longer represent any outstanding stock of the Converting Entity or any ownership of the Converted Entity. The conversion has been approved by the unanimous approval of the owners of the Converting Entity in accordance with the Company Agreement of the Converting Entity.

6.   The certificate of formation of the Converted Entity is attached hereto as Exhibit A.

7.   The conversion will be effective as of the filing of a corresponding certificate of conversion with the Secretary of State of Texas under Section 10.155(a) of the BOC.

8.   In accordance with the requirements of the BOC, a copy of this Plan will be maintained in the records of the Converting Entity and of the Converted Entity, and a copy of this Plan will be provided without charge, on written request, to any partner of the Converting Entity before the conversion is effective or to any member of the Converted Entity after the conversion is effective.

9.   Pursuant to the requirements of Section 10.101(c), (d) and (f) of the BOC: no dissenters exist to which notice required by Section 10.355 is required; the conversion is not prohibited by, nor inconsistent with, the laws of either the Converting Entity's jurisdiction or the Converted Entity's jurisdiction; and no owner of the Converting Entity, as a result of the conversion, becomes personally liable for a liability or obligation of the Converted Entity.

Dated: 2/28/2013

CONVERTING ENTITY:

ENVIRO WATER MINERALS COMPANY, LLC

By: _____
Name: _Hubble Hausman_____
Title: _CEO_____

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